

November 25, 2013

Via E-mail
Mr. Russell Hoffman
Chief Operating Officer
Orange Capital, LLC
1370 Avenue of the Americas, 23rd Floor
New York, New York 10019

> **Re: Strategic Hotels & Resorts, Inc.**
> **Preliminary Soliciting Material on Schedule 14A**
> **Filed by Orange Capital, LLC et al.**
> **Filed November 20, 2013**
> **File No. 001-32223**

Dear Mr. Hoffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 2

General

1. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide supplemental support for the following statements:

   - the intrinsic value of Strategic's assets are worth up to $14 per share (page 7); and
   - the first five bulleted statements appearing on page 8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kristin P. Poole, Esq.
        Schulte Roth & Zabel LLP